Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-164898) on Form F-3 of Ecopetrol, S.A of our report dated April 30, 2012, with respect to the consolidated balance sheet of Ecopetrol, S.A. and subsidiaries as of December 31, 2011 and the related consolidated statements of Financial, Economic, Social and Environmental Activities, Changes in Stockholders’ Equity, and Cash Flows for the year ended December 31, 2011 and the internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 20-F of Ecopetrol S.A.

/s/ KPMG Ltda.

Bogotá, Colombia

April 30, 2012